UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004.

Northgate Exploration Limited
(Translation of registrant's name into English)

2050 - 1055 West Georgia Street
Vancouver, British Columbia
Canada V6E 3R5
(Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 401-F:

Form 20-F         Form 40-F

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No

    If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

    Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:
Northgate Exploration Limited

Date: May 10, 2004.
(signed)
Jon Douglas
Chief Financial Officer

News Release
Q1

NORTHGATE EXPLORATION LIMITED
Stock Symbols: TSX: NGX, AMEX: NXG
Website: www.northgateexploration.ca	For the three months ended
March 31, 2004

NORTHGATE REPORTS STRONG FIRST QUARTER CASH FLOW FROM OPERATIONS
EXPANDED EXPLORATION PROGRAM ANNOUNCED FOR 2004

VANCOUVER, May 7, 2004 - (All figures in US dollars except where noted) - Northgate Exploration Limited (TSX: NGX; AMEX: NXG) today reported cash flow from operations before changes in working capital of $11,801,000 or $0.06 per common share (fully diluted) for the first quarter of 2004. Net earnings for the quarter were $39,000.

First Quarter 2004 Highlights

  The Kemess South mine produced a total of 51,500 ounces of gold at a cash cost of $202 per ounce on a full absorption basis, or $163 per ounce under the Gold Institute Standard.
  The Kemess South mining team set a new quarterly record for tonnes mined of almost 157,000 tonnes per day and unit mining costs during the first quarter dropped to Cdn$0.84 per tonne mined, 12% lower than the first quarter of the previous year.
  First quarter mill availability was over 92% and throughput was almost 50,000 tonnes per day in spite of the harder lower-grade ore processed.
  Northgate signed a letter of intent with Rimfire Minerals to earn up to a 60% interest in the promising RDN precious metal property in the Eskay Creek district of British Columbia by spending Cdn$5 million over three years and completing a feasibility study.

Ken Stowe, President and CEO, commented, "While the Kemess South mine and mill posted excellent operating results during the first quarter, our financial performance was not as robust as it was in the previous two quarters due to the lower grade ore that we processed and the lower gold production that resulted. As is the case of most open pit mines, to be cost efficient, we must mine Kemess South ore sequentially even though it means our quarterly production is somewhat variable. In the first quarter, if we had processed ore with grades equal to the reserve grade at Kemess South, our financial results would have been $10 million better. With significantly higher gold production forecast for the last three quarters of 2004 we expect strong cash flow and earnings for the remainder of the year."

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Q1 2004 News Release

RESULTS OF OPERATIONS

Northgate's recorded net earnings of $39,000 in the first quarter compared with a loss of $2,459,000 or $0.01 per share during the corresponding quarter of 2003. The increase in earnings in the current quarter was primarily the result of higher prices for gold and copper which more than offset the lower production of gold and the stronger Canadian dollar. Cash flow from operations (before changes in working capital) was $11,801,000 or $0.06 per share in the first quarter of 2004 compared with cash flow of $6,298,000 or $0.03 per share during the same quarter last year. Earnings and cash flow figures for the first quarter of 2004 and 2003 reflect the retroactive adoption of EIC-141 on revenue recognition. This change in accounting policy, necessitated by a change in Canadian Generally Accepted Accounting Principles ("GAAP") on January 1, 2004, has had the effect of delaying the recognition of sales revenue from the time concentrate is produced at the Kemess mill until Northgate receives a preliminary payment from the buyer. A summary of this change can be found in Note 1 to the financial statements.

Kemess South Mine Performance

The Kemess South mine produced 51,500 ounces of gold and 17.7 million pounds of copper during the first quarter of 2004 compared with 62,000 ounces and 17.2 million pounds in the first quarter of 2003. While copper production in the first quarter of 2004 was slightly above plan, gold production was 15% below plan due primarily to the decision in March to stockpile 400,000 tonnes of higher-grade transition ore and process harder lower-grade ore in its place. The tailings generated by transition ore are unsuitable for tailings dam construction, and the unexpected presence of this ore type necessitated a re-sequencing of ore feed to the mill. As a result, 2004 dam construction remains on schedule and the ounces that were not produced in the first quarter will increase fourth quarter production from the original estimate.

Due to the implementation of a variety of productivity improvements in the Kemess South open pit, the mining team set a new record for tonnes mined during the first quarter of 157,000 per day compared with 144,800 tonnes per day in the same period of 2003, and unit mining costs dropped to Cdn$0.84 per tonne, 12% lower than in the first quarter of 2003.

Mill availability during the first quarter of 2004 was 92% and throughput was 49,757 tonnes per day in spite of the harder lower-grade ore processed relative to the first quarter of 2003 when availability was 89% and throughput was 49,532 tonnes. During the balance of 2004, throughput is expected to be well in excess of 50,000 tonnes per day as the mill is scheduled to process hypogene ore of average hardness and inherently softer supergene ore during the balance of the year.

Gold recovery which averaged 69% in the first quarter of 2004 was 3% lower than the same period of 2003 and lower than initially expected due to the lower gold head grade and a special focus on higher concentrate grade in early 2004. The focus on concentrate grade was necessary in order to alleviate the inventory backlog that developed due to a railcar shortage caused by a particularly difficult winter shipping season combined with the CN Rail strike. Copper recovery remained constant over the two periods at 84%.

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Q1 2004 News Release

The total cost of production during the first quarter of 2004 was Cdn$7.07 per tonne milled compared with Cdn$7.18 per tonne milled in the corresponding period of 2003. Total site operating costs were virtually identical for the two quarters at Cdn$32 million. Kemess' full absorption cash cost of production during the quarter was $202 per ounce, 20% lower than the same period in 2003. The significantly higher by-product credit generated by higher copper prices in the first quarter of 2004 more than made up for the lower gold production and the effect of the stronger Canadian dollar. In future quarters of 2004, the cash cost at Kemess South should be substantially lower than it was in the first quarter, due to the higher gold and copper production forecast and a recent weakening of the Canadian dollar relative to the US dollar.

The following table provides a summary of operations for the first quarter of 2004, compared with the first quarter of 2003.

(100% of production basis)	1Q 04	1Q 03

Ore + waste mined (tonnes)	14,275,063	13,032,056
Ore mined (tonnes)	5,996,128	4,631,369
Stripping ratio (waste/ore)	1.38	1.81
Ore milled (tonnes)	4,527,850	4,457,876
Average mill operating rate (tonnes per day)	49,757	49,532

Gold grade (gmt)	0.515	0.601
Copper grade (%)	0.212	0.207

Gold recovery (%)	69	72
Copper recovery (%)	84	84

Gold production (ounces)	51,500	62,000
Copper production (000's pounds)	17,717	17,151

Cash Cost ($/ounce)
Full absorption method	202	255
Gold Institute method	163	213

In the first quarter of 2004, the safety record at the Kemess South mine improved as a result of a renewed focus on personal safety awareness. Although one lost time incident was recorded, other broader measures of safety performance such as the reportable injury frequency and the number of medical aids declined significantly indicating that the Kemess employees are working more safely.

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Q1 2004 News Release

Financial Performance

Northgate's revenues in the first quarter of 2004 were $36,484,000 compared with $29,753,000 in the corresponding period in 2003. Both these figures include the effect of the accounting policy change on revenue recognition (Note 1 to Financial Statements). Metal sales in the first quarter of 2004 consisted of 51,077 ounces of gold and 16.9 million pounds of copper compared with 70,298 ounces of gold and 19 million pounds of copper in the corresponding quarter of the previous year. The net realized metal prices received on sales in the first quarter of 2004 were approximately $401 per ounce of gold and $1.24 per pound of copper compared with $348 per ounce and $0.75 per pound in the first quarter of last year. In the first quarter of 2004, the Corporation closed out 3,750 ounces of its gold forward sales position, which reduced the realized price of gold during the quarter by $8 per ounce.

Total operating costs in the first quarter of 2004 were $21,672,000 compared with the corresponding period last year when costs were $22,257,000. Costs during both periods have been adjusted to reflect the change in accounting policy on revenue recognition. As a result, the operating costs that are reported a quarter may not have been incurred in that quarter because costs associated with concentrate production are included in inventory until the associated revenue is recognized. The small reduction in operating costs reflects the net effect of selling less metal during the first quarter of 2004 than was actually produced and the stronger Canadian dollar in the current quarter which had an upward effect on US dollar costs.

Administrative and general expenses were $1,696,000 in the first quarter of 2004 compared with $918,000 the comparable period of 2003. The higher costs in the first quarter of 2004 were the result of increases in insurance costs after the after the Corporation's withdrawal from the Brascan Group captive insurance program and other costs associated with establishing a separate corporate office in Toronto.

Depreciation and depletion expenses in the first quarter were $11,364,000, compared to $8,002,000 during the corresponding period of 2003. The depreciation and depletion expense for the current quarter was unusually high due to the large quantity of supergene/ leachcap/transition ore mined and stockpiled during the quarter and will be lower in the second quarter as the stockpiled ore is milled. Amortization of the Corporation's mineral property, plant and equipment is based on the unit-of-production method as ore is mined from the Kemess South pit.

Net interest expense was $1,010,000 for the three months ended March 31, 2004 compared to $952,000 in the corresponding quarter of 2003. The small increase is a result of increased concentrate financing charges as a result of increased commodity prices.

Exploration expenses in the first quarter were $216,000 compared with $517,000 in the comparable period of 2003. Typically, the Corporation does very little exploration in the first quarter of the year due to winter conditions. In 2003, greater than normal exploration expenses were incurred because the pre-feasibility study expenses related to the Kemess North project were still being expensed. Costs related to the development of Kemess North have been capitalized since July 1, 2003.

Northgate Exploration Limited	5
Q1 2004 News Release

Capital expenditures during the first quarter of 2004 totaled $6,955,000 compared to $1,380,000 in the corresponding period of 2003. Capital expenditures in the first quarter of this year included the purchase of a mining shovel for $4,214,000 and $1,040,000 related to Kemess North feasibility work with the balance related to ongoing construction of the tailings dam.

Changes to accounting policies

On January 1, 2004 the Corporation retroactively adopted accounting policy changes related to revenue recognition and site closure and reclamation costs, as a result of changes to Canadian GAAP. These changes are discussed in note 1 of the Corporation's first quarter consolidated financial statements.

2004 EXPLORATION PLAN

Northgate is planning a $2.7 million exploration program that includes approximately 17,000 metres of diamond drilling on four properties. These properties are the Kemess claims surrounding the Kemess South mine, the Brenda property, 25 km northwest of Kemess, the Hyland Gold property in the southeastern Yukon Territory, and the RDN property in the Eskay Creek District of northeastern British Columbia.

Kemess Claims

The largest proportion of Northgate's 2004 exploration budget, approximately $1.2 million dollars, will be spent within the 87,000 acres of exploration claims surrounding the Kemess South mine. These exploration expenditures will be divided between diamond drilling, geophysical surveys and various prospecting activities. The majority of the 8,000 metres of drilling will focus on a mineralized area southwest of the Kemess South pit where the potential exists to increase the mine life of the present pit. Drilling is also planned at the Nugget Zone to follow up on the near surface gold/copper porphyry mineralization discovered in 2003, on Duncan Ridge, where drilling in 2003 intersected copper zinc silver skarn mineralization and at the Hilda showing, where boulders with high-grade gold mineralization have been found.

Brenda Property

Drilling on the Brenda property, under an option with Canasil Resources Inc., will follow up on the Kemess North style mineralization found in hole BR-3-07 that intersected 161.6 meters of 0.565 g/t gold and 0.08% copper. Approximately 1500 meters of diamond drilling will be conducted at a cost of $250,000 in search of a higher grade extension of the existing mineralization.

Hyland Gold Property

Northgate has allocated $500,000 for an additional 2,400 metres of diamond drilling on the Hyland Gold property in the Tintina Gold Belt of the Southern Yukon. Stratagold Corporation is the operator of this exploration project and Northgate has the option to earn up to a 60% interest in the property which hosts sedimentary gold mineralization similar in style to mines in the Carlin trend of Nevada. The drilling program will test a variety of targets on the property including strike extensions of mineralization discovered in 2003, a major cross fault interpreted from geophysical

Northgate Exploration Limited	6
Q1 2004 News Release

and geochemical data, regional targets along strike from last year's intersections, and independent targets to the east of the main geochemical anomaly.

RDN Property

In March of 2004 Northgate signed a letter of intent with Rimfire Minerals Corporation to participate in the exploration of the RDN property located in the Eskay Creek district of northwestern British Columbia. The terms of the letter permit Northgate to earn up to a 60% interest in the property by completing Cdn$5 million of exploration over three years and completing a feasibility study on the property. The RDN property is on Eskay Creek correlative stratigraphy and has similar styles of footwall alteration and mineralization. The 2004 drilling campaign totaling 3,000 metres is budgeted at $750,000 and will search for a stratiform precious metal-rich sulphide and sulphosalt ore body similar to the one that makes Eskay Creek the second highest grade gold mine in Canada and the world's fifth largest silver mine.

KEMESS NORTH PROJECT UPDATE

Northgate has released a separate press outlining developments at the Kemess North project co-currently with this release.

**************

QUARTERLY CONFERENCE CALL

You are invited to participate in the Northgate Exploration Limited live conference call announcing our 2004 first quarter results and discussing the results of the Kemess North feasibility study. The call will take place on Monday, May 10, 2004, at 10:00 am ET. The presentation package for the conference call will be posted the morning of May 10 on Northgate's web site at www.northgateexploration.ca under Investor Info - Presentations page.

Scheduled speakers for the conference call are Terry Lyons, Chairman, Kenneth Stowe, President and Chief Executive Officer, and Jon Douglas, Senior Vice President and Chief Financial Officer.

Teleconference:

You may participate in the Northgate Conference Call by calling (416) 695-6140 or toll free in North America at 1 (800) 446-4472 with reservation number T493204S. To ensure your participation, please call five minutes prior to the scheduled start of the call. The archived teleconference may be accessed by dialing (416) 695-6050 or 1 (800) 293-3630 with reservation number 3204.

**************

Northgate Exploration Limited is a gold and copper mining company focused on operations and opportunities in North and South America. The Corporation's principal assets are the 300,000-ounce per year Kemess South mine in north-central British Columbia and the adjacent Kemess North deposit, which contains an indicated resource of 5.4 million ounces of gold and 2 billion pounds of copper and is currently the subject of a feasibility study. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

Northgate Exploration Limited	7
Q1 2004 News Release

Forward-Looking Statements

This press release includes certain "forward-looking statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements include without limitation, statements regarding future production, potential mineralization and reserves, exploration results and future plans and objectives of Northgate Exploration Limited (Northgate). Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate's expectations are disclosed under the heading "Risk Factors" in Northgate's 2003 Annual Report and under the heading "Trends, Risks and Uncertainties" in Northgate's 2003 Annual Information Form (AIF) both of which are filed with Canadian regulators on SEDAR (www.sedar.com) and with the United States Securities and Exchange Commission (www.sec.gov).

For further information, please contact:

Mr. Ken G. Stowe	Mr. Jon A. Douglas
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer
416-216-2772	416-216-2774

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Q1 2004 News Release

NORTHGATE EXPLORATION LIMITED
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)

	March 31	December 31
	2004	2003
	(Unaudited)	(Restated)
ASSETS
Current assets
Cash and cash equivalents	$12,314	$7,743
Concentrate settlements and other receivables	11,752	13,051
Inventories	15,081	12,200
	39,147	32,994

Other assets	15,565	15,476
Mineral property, plant and equipment	185,643	189,964
	$240,355	$238,434

LIABILITIES AND TOTAL SHAREHOLDERS'
EQUITY
Current liabilities
Accounts payable and accrued liabilities	$16,309	$15,219
Current portion of capital lease obligations	4,019	3,566
Current portion of long-term debt	14,250	12,000
	34,578	30,785

Capital lease obligations	11,316	9,554
Long-term debt	38,250	43,500
Provision for site closure and reclamation	16,159	15,983
	100,303	99,822

Shareholders' equity	140,052	138,612
	$240,355	$238,434

The accompanying notes form an integral part of these financial statements.

Northgate Exploration Limited	9
Q1 2004 News Release

CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of United States dollars, except per share amounts)
Three months ended March 31
(Unaudited)	2004	2003
		(Restated)

Revenue	$36,484	$29,753

Operating costs	21,672	22,257
Administrative and general	1,696	918
	23,368	23,175

Earnings before interest, taxes, depreciation and
depletion and other	13,116	6,578
Other expenses:
Depreciation and depletion	11,364	8,002
Accretion of site closure and reclamation liability	220	143
Net interest	1,010	952
Exploration	216	517
Currency translation losses (gains)	(253)	(840)
Mining and capital taxes	425	244
Other income (expense)	95	--
Non-controlling interest	--	19
	13,077	9,037

Earnings (loss) for the period	$39	$(2,459)
Earnings (loss) per share - basic and diluted	$(0.00)	$(0.01)
Weighted average shares outstanding:
Basic	199,116,757	194,946,459
Diluted	199,453,871	196,148,603

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)
(Expressed in thousands of United States dollars)
Three months ended March 31
(Unaudited)	2004	2003
		(Restated)

Retained earnings (deficit) at beginning of period
As previously reported	$(39,457)	$(48,522)
Adjustment for retroactive change in accounting for asset
retirement obligations (note 1)	(296)	875
Adjustment for retroactive change in accounting for revenue
recognition (note 1)	(6,712)	(2,809)

Retained earnings (deficit) at beginning of period as restated	(46,465)	(50,456)

Earnings (loss) for the period	39	(2,459)
Retained earnings (deficit) at end of period	$(46,426)	$(52,915)

The accompanying notes form an integral part of these financial statements.

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Q1 2004 News Release

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)

	Three months ended March 31
(Unaudited)	2004	2003
		(Restated)
CASH PROVIDED BY (USED IN)
Operations
Earnings (loss) for the period	$39	$(2,459)
Non-cash items:
Depreciation and depletion	11,364	8,002
Non-controlling interest	--	19
Accretion of site closure and reclamation liability	220	143
Unrealized currency translation losses (gains)	(542)	329
Amortization of deferred expenses	225	145
Stock-based compensation	400	119
Other losses (gains)	95	--
	11,801	6,298
Changes in non-cash operating working capital:
Concentrate settlements and other receivables	1,299	442
Inventories	(2,881)	987
Accounts payable and accrued liabilities	1,090	(3,933)
	11,309	3,794
Investments
Other assets	--	70
Additions to mineral property, plant and equipment	(3,628)	(1,380)
	(3,628)	(1,310)
Financing
Repayment of capital lease obligations	(1,111)	(1,196)
Repayment of debt	(3,000)	(2,250)
Issuance of debt	--	3,743
Issuance of common shares, net of share issuance costs	1,001	(22)
	(3,110)	275
Increase (decrease) in cash and cash equivalents	4,571	2,759
Cash and cash equivalents at beginning of period	7,743	4,401
Cash and cash equivalents at end of period	$12,314	$7,160
Supplementary information:
Cash paid during the period for:
Interest	$856	$649
Income taxes	$--	$--
Non cash financing and investing activities:
Issuance of common shares for acquisition of non-controlling
interest in Kemess Mines Ltd.	$--	$6,790
Purchase of mineral property, plant and equipment by
assumption of capital lease obligations	$3,327	$--

The accompanying note forms an integral part of these financial statements

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Q1 2004 News Release

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three months ended March 31, 2004 and 2003
(Dollar amounts in tables are expressed in thousands of United States dollars unless indicated) (unaudited)

1.          Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). They do not include all the disclosures required by generally accepted accounting principles for annual financial statements and should be read in conjunction with the Corporation's consolidated financial statements and the notes thereto included in the Corporation's Annual Report for the year ended December 31, 2003. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

These financial statements are prepared using the same accounting policies and methods of application as those disclosed in note 2 to the Corporation's consolidated financial statements for the year ended December 31, 2003, with the exception of policy changes related to revenue recognition and site closure and reclamation costs which were adopted effective January 1, 2004 as a result of changes to Canadian GAAP.

Revenue recognition

Prior to January 1, 2004, Canadian GAAP for mining companies permitted the recognition of revenue upon production of concentrate. Under EIC-141, which for the Corporation is effective January 1, 2004, the recognition of sales revenue under Canadian GAAP was harmonized with US GAAP as outlined in SAB 101. Effective January 1, 2004, the Corporation retroactively adopted the change in accounting policy for revenue recognition. Revenue from the sale of the Corporation's concentrate is now recorded when pervasive evidence of an arrangement exists, delivery has occurred and the sales price is fixed and determinable. Under the Corporation's current concentrate sales contract these conditions are fulfilled upon receipt of provisional payment from the buyer typically within seven days of the date that concentrate is loaded into railcars for shipment to the receiving smelter. Prices used for provisionally priced sales are based on market prices prevailing at the time of shipment and are adjusted based upon market prices until final settlement with the buyer pursuant to the terms of sales contract. Adoption of EIC-141 resulted in a decrease in inventory and retained earnings/(deficit) of $6,712,000 as at December 31, 2003, and an increase in revenue of $3,398,000, an increase in operating costs of $1,255,000, an increase in currency translation gain of $69,000 and a decrease in opening retained earnings/(deficit) of $2,809,000 for the three months ended March 31, 2003.

Site closure and reclamation costs

Effective January 1, 2004 the Corporation adopted the CICA's Handbook section 3110, "Asset Retirement Obligations" ("HB 3110"). Under this new standard, the recognition, measurement and disclosure of liabilities related to the retirement of tangible long-lived assets under Canadian GAAP has been harmonized with US GAAP as defined in FASB Statement No. 143, "Accounting for Asset Retirement Obligations". HB 3110 requires the recognition of any statutory, contractual or other legal obligation, related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized into the carrying value of the related asset. In subsequent periods, the liability is adjusted for the accretion of discount and any changes in the amount or timing of the underlying future cash flows. The asset retirement cost is amortized to income over the life of the asset. Prior to the adoption of HB 3110, the Corporation accounted for reclamation and closure costs according to provisions of Section 3061, "Property, Plant and Equipment" of the CICA Handbook and accrued the amount associated with the

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Q1 2004 News Release

retirement of tangible long-lived assets as a charge to results from operations over the life of the mine using the units-of-production method. The Corporation adopted HB 3110 retroactively with restatement of prior periods presented. Adoption of HB 3110 resulted in an increase in mineral property, plant and equipment of $2,770,000, an increase in provision for site closure and reclamation of $3,065,000 and an increase in opening deficit of $295,000 as of January 1, 2004. In addition, adoption of HB 3110 resulted in a decrease in operating costs of $77,000, an increase in depreciation and depletion of $138,000, an increase in accretion of site closure and reclamation costs of $143,000, and a decrease in foreign currency translation gain of $88,000.

The continuity of the provision for site closure and reclamation costs for the three months ended March 31, 2004 is as follows:

Balance, at December 31, 2003	$12,918

Effect of change in accounting policy	3,065

Balance, at December 31, 2003 as restated	15,983

Liabilities incurred in the current period	173

Accretion expense	220

Effect of foreign exchange	(217)
Balance, at March 31, 2004	$16,159

The expected estimated site closure costs used in the determination of this provision total $22.8 million which are expected be spent over a period of three years beginning in 2009 after the reserves at Kemess South are depleted. The credit-adjusted risk free rate at which the estimated future cash flows have been discounted was 5.625%.

2.          Shareholders' Equity

	March 31	December 31
	2004	2003
	(unaudited)	(Restated)

Common shares (a)	$177,180	$176,179
Common share purchase warrants	8,613	8,613
Contributed surplus (b)	685	285
Retained earnings (deficit)	(46,426)	(46,465)
	$140,052	$138,612

    a)       Common shares

	Number of shares	Amount

Balance, December 31, 2003	198,759,915	$176,179

Issued in Q1 2004:
On exercise of warrants	1,500,000	949
On exercise of options	47,100	52

Balance, March 31, 2004 (unaudited)	200,307,015	$177,180

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Q1 2004 News Release

    (b)     Stock-based compensation

During the three months ended March 31, 2004, the Corporation granted 1,190,000 options to employees exercisable at Cdn$2.88 for seven years. 238,000 (20%) of these options vested immediately, with the balance vesting in equal amounts on the anniversary of the grant date over the next four years. The fair value of the share options vested in the three months ended March 31, 2004 is $400,000 (2003-$119,000).

The fair value of share options granted during the first quarter of 2004 and the comparable period of 2003 were estimated using the Black-Scholes option pricing model with the following assumptions:

	For Options Granted	For Options Granted
	in Q1 2004	in Q1 2003

Risk-free interest rate	2.5%	2.5%

Annual dividends	-	-

Expected stock price volatility	67%	63%

Expected option life	4 years	3 years

Per share fair value of options granted (Cdn$)	$1.51	$0.80

3.          Financial Instruments

At March 31, 2004, Kemess Mines Ltd., a wholly owned subsidiary of Northgate, had forward sales commitments with major financial institutions to deliver 326,250 ounces of gold at an average forward price of $307 per ounce. These forward sales commitments are in the form of forward sales contracts maturing between April 28, 2004 and December 31, 2007. The unrealized loss on these forward sales contracts at March 31, 2004 was approximately $43,026,000.